Exhibit 12.1

Apartment Investment and Management Company

Ratios of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before taxes and income or loss from equity investees	$31,711	$(15,206)	$(124,457)	$(154,472)	$(197,408)
Fixed charges	262,492	253,924	294,169	279,772	283,630
Amortization of capitalized interest	4,207	5,368	7,012	7,766	7,861
Distributed income of equity investees	699	1,427	1,796	1,231	4,893
Capitalized interest	(17,608)	(16,513)	(13,363)	(11,373)	(9,938)
Preferred OP Unit distributions	(6,423)	(6,496)	(6,683)	(4,964)	(6,288)

Total earnings (A)	$275,078	$222,504	$158,474	$117,960	$82,750

Fixed charges:
Interest expense	$237,048	$229,373	$272,315	$261,221	$264,826
Estimate of interest within rental expense	1,413	1,542	1,808	2,214	2,578
Capitalized interest	17,608	16,513	13,363	11,373	9,938
Preferred OP Unit distributions	6,423	6,496	6,683	4,964	6,288

Total fixed charges (B)	$262,492	$253,924	$294,169	$279,772	$283,630

Preferred stock dividends	$2,804	$27,262	$49,756	$53,844	$52,215
Redemption related preferred issuance costs	—	22,626	(3,904)	(254)	(1,649)

Total preferred stock dividends	$2,804	$49,888	$45,852	$53,590	$50,566

Total fixed charges and preferred stock dividends (C)	$265,296	$303,812	$340,021	$333,362	$334,196

Ratio of earnings to fixed charges (A divided by B) (1)	1.05	(1)	(1)	(1)	(1)

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C) (2)	1.04	(2)	(2)	(2)	(2)

(1)	During the fiscal years ended December 31, 2012, 2011, 2010 and 2009, earnings were insufficient to cover fixed charges by $31.4 million, $135.7 million, $161.8 million and $200.9 million, respectively.
(2)	During the fiscal years ended December 31, 2012, 2011, 2010 and 2009, earnings were insufficient to cover fixed charges and preferred stock dividends by $81.3 million, $181.5 million, $215.4 million and $251.4 million, respectively.